September 8, 2009

VIA EDGAR

Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC  20549

     Re: Easy CD Yearbook, Inc.
         File Number 000-53448
         8-K filed August 10, 2009

Dear Ms. Singleton:

We are writing in response to your comment letter dated September 3, 2009, in connection with the above-referenced filing.

For ease of reference, our response is keyed to your comment.

     1. AS MOORE IS NO LONGER REGISTERED WITH THE PCAOB, YOU MAY NOT INCLUDE MOORE'S AUDIT REPORTS OR CONSENTS IN YOUR FILINGS WITH THE COMMISSION MADE ON OR AFTER AUGUST 27, 2009. IF MOORE AUDITED A YEAR THAT YOU ARE REQUIRED TO INCLUDE IN YOUR FILINGS WITH THE COMMISSION, THEN YOU SHOULD ENGAGE A FIRM THAT IS REGISTERED WITH THE PCAOB TO REAUDIT THAT YEAR.

In response to this comment, the Company acknowledges the recent SEC and PCAOB actions against Moore and Associates. We have engaged Alan Weinberg CPA's as our new external auditor conduct a re-audit of May 31, 2008 and the anticipated audit for May 31, 2009.

     2. PLEASE AMEND YOUR ITEM 4.01 FORM 8-K, FILED AUGUST 10, 2009, TO DISCLOSE THAT THE PCAOB REVOKED THE REGISTRATION OF MOORE ON AUGUST 27, 2009 BECAUSE OF VIOLATIONS OF PCAOB RULES AND AUDITING STANDARDS IN AUDITING THE FINANCIAL STATEMENTS, PCAOB RULES AND QUALITY CONTROLS STANDARDS, AND SECTION 10(B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 10B-5 THEREUNDER, AND NONCOOPERATION WITH A BOARD INVESTIGATION. IF YOU ARE UNABLE TO OBTAIN AN AMENDED EXHIBIT 16 LETTER FOR AN AMENDED FORM 8-K, PLEASE DISCLOSE THIS FACT IN THE FORM 8-K/A.

We have amended our Form 8-K to include the requested disclosure.

Page 2 of 2
Beverly A. Singleton
Securities and Exchange Commission



     3. PLEASE ADVISE US AS TO HOW YOU INTEND TO ADDRESS ANY RE-AUDIT REQUIREMENTS NO LATER THAN SEPTEMBER 17, 2009.

We have engaged Alan Weinberg CPA's to conduct a re-audit of May 31, 2008 and the anticipated audit for May 31, 2009 and a re-review of all applicable quarterly periods.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                 /s/ Mr. Almaymoon Mawji
                                 --------------------------------
                                 Almaymoon Mawji